DYNASTY GAMING INC.
(DNY: TSX-V; DNYFF: OTCBB)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and six months ended June 30, 2007 and June 30, 2006

INTRODUCTION

Basis of Presentation

Dynasty Gaming Inc. and our subsidiaries are referred to collectively as “Dynasty Gaming”, “DNY”, the “Company”, “we”, “us” and “our” throughout Management’s Discussion and Analysis of the Financial Condition and Results of Operations (“MD&A”), unless specified otherwise. The following MD&A should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes of Dynasty Gaming for the three and six months ended June 30, 2007 and June 30, 2006, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), and the audited consolidated financial statements, accompanying notes and the MD&A for the years ended December 31, 2006 and December 31, 2005. Except where otherwise indicated, the reader may assume that economic and industry factors are substantially unchanged from the 2006 year-end MD&A. All currency amounts are in Canadian dollars, unless otherwise indicated.

Overview

Dynasty Gaming Inc. is continued under the Canada Business Corporations Act. Through its wholly owned subsidiaries, the Company is pursuing agreements with major companies in the People’s Republic of China for the development, marketing and distribution of government-approved online applications for mahjong and other gaming software (the “China Strategy”). In China, the mahjong and gaming software operates in a play-for-points format, which is licensed by the Chinese government. Outside of China, the Company licenses its Mahjong Mania software to leading Internet gaming operators in a multiplayer, cash-wager format; we and our licensees then share the rake, or commissions on winnings (the “Aggregate Strategy”). For the period ended June 30, 2007, and as of the date of this MD&A, the Company had not yet generated any revenues from its China Strategy, nor had the Company generated any meaningful revenues from its Aggregate Strategy. The unaudited interim consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries, being:

♦	Mahjong Development Inc., a Quebec corporation;
♦	Mahjong Systems Limited, a Turks and Caicos corporation;
♦	Mahjong Systems (Cyprus) Limited, a Cyprus corporation; and
♦	DNY (BVI) Limited, a British Virgin Islands corporation.

Date of MD&A

This MD&A is dated July 27, 2007.

Forward-Looking Statements

This MD&A contains certain forward-looking statements with respect to the Company. These forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect.

SELECTED FINANCIAL INFORMATION

Unaudited Interim Consolidated Statements of Operations
For the three and six months ended June 30
	June 30, 2007		June 30, 2006
	3 months	6 months	3 months	6 months
	$	$	$	$
Revenues	51,740	51,740	30,759	46,298

Operating Expenses
Direct costs	478,434	938,697	302,999	681,312
Marketing and promotion	1,433,632	1,663,807	281,410	506,762
Administrative	(56,073)	357,135	542,060	1,044,469

Loss from operations	(2,030,406)	(3,358,622)	(1,313,527)	(2,616,910)

Net loss	(2,020,582)	(3,337,207)	(1,205,716)	(2,580,577)
Basic and diluted net loss per share	(0.02)	(0.04)	(0.02)	(0.03)

Unaudited Interim Consolidated Balance Sheets
	June 30, 2007	December 31, 2006
	$	$
Cash	4,359,248	7,551,017
Total assets	6,584,349	10,404,422
Liabilities	307,475	786,063
Shareholders’ equity	6,276,874	9,618,359

SECOND QUARTER HIGHLIGHTS

On April 2, 2007, Dynasty Gaming announced the signing of a joint venture agreement with China’s NextMart Inc. for the creation of a new e-commerce website that will focus on China’s approximately 200 million young urban males and females aged 18 to 25; this website will be branded as “Bobo Media”. As per the terms of this joint venture, Dynasty Gaming will have an initial equity stake of 70% of the venture; as of the date of this MD&A, the corporate structure for this joint venture had not been finalized.

On April 26, 2007, the government of China granted to our local Chinese operating partner, 95Joy, its product approval of Dynasty’s play-for-points mahjong software, which was the final administrative step in China prior to commercial launch.

On June 6, 2007, the Company announced the signing of a Letter of Intent (“LOI”) with Shanda Interactive Entertainment (“Shanda”), one of China’s leading interactive entertainment media companies. This LOI will facilitate an exchange of information between the two companies and allow for the exploration of ways Dynasty and Shanda might jointly pursue China’s online gaming market. As of the date of this MD&A, a definitive agreement has not been signed by Dynasty Gaming and Shanda.

On June 29, 2007, Dynasty Gaming signed a Letter of Intent with 3Q1 Technologies (Shanghai) Limited (“3Q1”) to acquire an initial 10% stake in 3Q1. This proposed transaction includes an option for Dynasty Gaming to eventually acquire up to a 25% holding in 3Q1, which is an online mahjong game developer and operator with offices in Shanghai and Guangzhou. If this transaction were to proceed, Dynasty Gaming would transfer its play-for-points and non-cash technology development work to the 3Q1 team in China. As of the date of this MD&A, this transaction has not been consummated as Dynasty Gaming is conducting its due diligence.

SUMMARY OF QUARTERLY RESULTS

Comparative Quarterly Consolidated Operating Results

The following table outlines selected unaudited financial information of the Company on a consolidated basis for the last eight quarters.

Consolidated results
By quarters

	2005		2006				2007	2007
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
	$	$	$	$	$	$	$	$
Revenues	8,158	(8,158)	15,539	30,759	17,792	18,187	-	51,740

Net loss from continuing operations	(829,025)	(403,592)	(1,268,954)	(1,269,376)	(1,581,627)	(2,614,001)	(1,316,625)	(2,020,582)

Discontinued operations	274,728	(58,071)	(105,907)	63,660	(144,379)	-	-	-
Gain on sale of discontinued operations	-	-	-	-	24 715	-	-	-
Net loss	(554,297)	(461,663)	(1,374,861)	(1,205,716)	(1,701,291)	(2,614,001)	(1,316,625)	(2,020,582)

Net loss per share
Basic	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)	(0.03)	(0.01)	(0.02)
Diluted	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)	(0.03)	(0.01)	(0.02)

RESULTS OF OPERATIONS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007, COMPARED TO THE THREE AND SIX MONTHS ENDED JUNE 30, 2006

Revenues

For the three months ended June 30, 2007, the Company’s revenues increased by 68.2% to $51,740, compared to revenues of $30,759 for the three months ended June 30, 2006. In the second quarter of both years, the Company generated revenues primarily from licensing fees received from its partners in connection with the Company’s Aggregate Strategy. No revenues were generated in either quarter from Dynasty Gaming’s China Strategy.

For the six months ended June 30, 2007, the Company’s revenues increased by 11.8% to $51,740, compared to revenues of $46,298 for the six months ended June 30, 2006.

Operating Expenses

In the second quarter of 2007, operating expenses increased by 54.9% to $2,082,146, compared to operating expenses of $1,344,286 in the second quarter of 2006. In Q2 2007, direct costs increased by 57.9% to $478,434, compared to direct costs of $302,999 in Q2 2006. Direct costs include those expenses and salaries directly related to the development and support of our mahjong software. For the three months ended June 30, 2007, marketing and promotion expenses increased by 409.4% to $1,433,632, compared to marketing and promotion expenses of $281,410 for the three months ended June 30, 2006. In the second quarter of 2007, the Company expensed amounts of $1,261,538 that were previously booked as accounts receivable and prepaid expenses. These amounts concerned payments that were made to parties in connection with the China Strategy and the Company’s World Cup of Mahjong. Dynasty Gaming is presently looking to 3Q1 as its Chinese partner and to Emphasis Services Limited as its partner for the World Cup of Mahjong. Given that there is now a high likelihood that these amounts will not be repaid to the Company as previously planned, we decided to be conservative and expense them. In the second quarter of 2007, in terms of administrative expenses, the Company recognized a reversal of $56,073, compared to incurring administrative expenses of $542,060 in the second quarter of 2006. In Q2 2007, Dynasty Gaming recognized a reversal of $392,379 in terms of stock-based compensation expense, as a number of stock options previously granted were either forfeited or cancelled. In Q2 2007, amortization of deferred development costs decreased by 8.6% to $189,045, compared to amortization of deferred development costs of $206,805 in Q2 2006. For the three months ended June 30, 2007, amortization of property and equipment increased by 237.0% to $37,108, compared to $11,012 for the three months ended June 30, 2006.

In the second half of 2007, operating expenses increased by 28.1% to $3,410,362, compared to operating expenses of $2,663,208 in the second half of 2006. For the six months ended June 30, 2007, direct costs increased by 37.8% to $938,697, compared to direct costs of $681,312 for the six months ended June 30, 2006. In the first two quarters of 2007, marketing and promotion expenses increased by 228.3% to $1,663,807, compared to marketing and promotion expenses of $506,762 in the first two quarters of 2006; the increase in these expenses was explained in the previous paragraph. In the second half of 2007, administrative expenses decreased by 65.8% to $357,135, compared to administrative expenses of $1,044,469 in the second half of 2006. For the six months ended June 30, 2006, amortization of deferred development costs decreased by 7.8% to $378,090, compared to amortization of deferred development costs of $409,896 for the six months ended June 30, 2006. In the first two quarters of 2007, amortization of property and equipment increased by 249.7% to $72,633, compared to amortization of property and equipment of $20,769 in the first two quarters of 2006.

Loss from Operations

For the three months ended June 30, 2007, the loss from operations increased by 54.6% to $2,030,406, compared to a loss from operations of $1,313,527 for the three months ended June 30, 2006. For the six months ended June 30, 2007, the loss from operations increased by 28.3% to $3,358,622, compared to a loss from operations of $2,616,910 for the six months ended June 30, 2006.

Other Income and Expenses

Other income and expenses includes interest income and expense, as well as foreign exchange gains and losses. In Q2 2007, other income decreased by 77.7% to $9,824, compared to other income of $44,151 in Q2 2006. In the first two quarters of 2007, other income decreased by 72.7% to $21,415, compared to other income of $78,580 in the first two quarters of 2006.

Net Loss from Continuing Operations

In the second quarter of 2007, the net loss from continuing operations increased by 59.2% to $2,020,582, compared to a net loss from continuing operations of $1,269,376 in the second quarter of 2006. For the six months ended June 30, 2006, the net loss from continuing operations increased by 31.5% to $3,337,207, compared to a net loss from continuing operations of $2,538,330 for the six months ended June 30, 2006.

Net Income (Loss) from Discontinued Operations

On December 15, 2006, the Company sold three of its former subsidiaries that were not aligned with the Company’s present focus on mahjong. For the three months ended June 30, 2006, the net income from discontinued operations was $63,660. For the six months ended June 30, 2006, the net loss from discontinued operations was $42,247.

Net Loss

For the three months ended June 30, 2007, the net loss increased by 67.6% to $2,020,582, compared to a net loss of $1,205,716 for the three months ended June 30, 2006. For the six months ended June 30, 2007, the net loss increased by 29.3% to $3,337,207, compared to a net loss of $2,580,577 for the six months ended June 30, 2006.

LIQUIDITY AND CASH FLOW

Cash Position

As at June 30, 2007, Dynasty Gaming was liquid and debt-free, and the cash position of the Company was $4,359,248, a decrease of $3,191,769, or 42.3%, compared to the cash position of $7,551,017 as at December 31, 2006.

Cash Flow from Operating Activities

For the three months ended June 30, 2007, cash used from operating activities decreased by 8.8% to $1,057,679, compared to cash used from operating activities of $1,159,114 for the three months ended June 30, 2006. In both periods, the largest contributor to the cash used from operating activities was the net loss from continuing operations. In the second quarter of 2007, Dynasty Gaming recognized a decrease in accounts receivable of $1,029,851, which was expensed as marketing and promotion expenses, as explained above.

For the six months ended June 30, 2007, cash used from operating activities increased by 48.8% to $3,279,937, compared to cash used from operating activities of $2,203,672 for the six months ended June 30, 2006. For both periods, the largest contributor to the cash used from operating activities was the net loss from continuing operations.

Cash Flow from Investing Activities

For the three months ended June 30, 2007, cash used from investing activities increased by 63.2% to $163,840, compared to cash used from investing activities of $100,393 for the three months ended June 30, 2006. For the six months ended June 30, 2007, cash used from investing activities was $273,922, compared to cash flow from investing activities of $179,059 for the six months ended June 30, 2006.

Cash Flow from Financing Activities

In Q2 2007, cash flow from financing operations increased by 3.1% to $125,233, compared to cash flow from financing activities of $121,438 in Q2 2006. For the first two quarters of 2007, cash flow from financing activities increased by 140.6% to $362,090, compared to cash flow from financing activities of $150,525 for the first two quarters of 2006. In all instances, cash flow from financing activities was generated primarily through the exercise of options and warrants.

Working Capital

Working capital is defined as current assets less current liabilities. As at June 30, 2007, the working capital of Dynasty Gaming was $4,193,194, a decrease of $3,320,419, or 44.2%, compared to working capital of $7,513,613 as at December 31, 2006.

FINANCIAL SITUATION

Assets

As at June 30, 2007, the total assets of Dynasty Gaming were $6,584,349, a decrease of $3,820,073, or 36.7%, compared to total assets of $10,404,422 as at December 31, 2006. As previously described, the Company has used cash in operating activities, which explains most of the variance.

Liabilities

As at June 30, 2007, the total liabilities of the Company were $307,475, a decrease of $478,588, or 60.9%, compared to total liabilities of $786,063 as at December 31, 2006. This is primarily explained by a reduction in accounts payable and accrued liabilities.

Shareholders’ Equity

As at June 30, 2007, shareholders’ equity was $6,276,874, a decrease of $3,341,485, or 34.7%, compared to shareholders’ equity of $9,618,359 as at December 31, 2006.

Commitments

Lease of premises

The Company entered into an agreement to lease premises. This agreement expires November 30, 2007, and the minimum payment, excluding operating and real estate taxes is $59,305 for 2007.

Capitalization

As at June 30, 2007, Dynasty Gaming had 92,347,574 common shares issued and outstanding, together with 18,519,286 warrants and broker warrants and 4,982,700 options. The total number of shares issued and outstanding on a fully diluted basis as at June 30, 2007, was 115,849,560.

As at the date of this MD&A, there is no change in Dynasty Gaming common shares issued and outstanding.

RELATED PARTY TRANSACTIONS

Transactions with related parties are in the normal course of operations. The following provides information on transactions with those related parties with whom the Company either received revenue or paid expenses. Companies are either owned or controlled by shareholders, directors or officers of the Company or its subsidiaries.

Related Party Transactions	DNY	MDI	MSL	Total
	$	$	$	$

Administrative Costs Charged By:
Cadence Communication	112,500	-	-	112,500
Genesis Consulting	-	-	29,916	29,916
	112,500	-	29,916	142,416

As at June 30, 2007, the Company had no accounts payable to related parties.

INFORMATION COMMUNICATION CONTROLS AND PROCEDURES

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to management, including Dynasty Gaming’s President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), in order to allow timely decisions regarding required disclosure. As of June 30, 2007, an evaluation of the effectiveness of the Company’s disclosure procedures, as defined in Multilateral Instrument 52-109, was carried out by management, including the CEO and CFO. Based on that evaluation, the CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective as at June 30, 2007 and that they ensure that information is recorded, processed, summarized and reported within the time periods specified under Canadian securities laws.

OTHER MD&A REQUIREMENTS AND OTHER INFORMATION

Off-Balance Sheet Arrangements

As of the date of this MD&A, the Company has not entered into any off-balance sheet arrangements.

Financial Instruments

Dynasty Gaming does not use financial derivatives.

Risks and Uncertainties

The primary risks and uncertainties that affect and that may affect Dynasty Gaming and our business, financial condition and results of operations are substantially unchanged from those discussed in the Company’s MD&A for the years ended December 31, 2006 and December 31, 2005, except as expressed otherwise in this MD&A.

Internal Control Systems

DNY’s internal control systems continue to evolve as the Company grows. We believe these systems are sufficient to execute our business plan and to provide meaningful results upon which to manage our business.

Accounting Policies and Estimates

The same accounting policies and methods were followed as were followed in the preparation of the audited annual financial statements for the year ended December 31, 2006.

Unaudited Information

This MD&A and the interim consolidated financial statements for the three and six months ended June 30, 2007 and June 30, 2006 have been prepared by the management of the Company and have not been audited by external auditors.

FURTHER INFORMATION AND CONTINUOUS DISCLOSURE

Additional information relating to the Company can be found on SEDAR (www.sedar.com) under Dynasty Gaming Inc. and on the Company’s website (www.dynastygaming.com).

DYNASTY GAMING INC.	Date: July 27, 2007
signed “Albert Barbusci”	signed “Mark Billings”
Per: Albert Barbusci, President & CEO	Per: Mark Billings, CFO